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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          Authentic Fitness Corporation
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    052661105
                                 (CUSIP Number)

                                John J. Lattanzio
                             Lattanzio Group, L.L.C.
                           277 Park Avenue, 27th Floor
                               New York, New York
                                      10172
                                 (212) 350-5200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 27, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                                  Page 1 of 10



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SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John J. Lattanzio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                      7.      SOLE VOTING POWER

                              318,500

                      8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                  952,700
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      318,500
   WITH
                      10.     SHARED DISPOSITIVE POWER
                              952,700

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,271,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.68%

14.     TYPE OF REPORTING PERSON*
        IN


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Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Authentic Fitness Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6040 Bandini Boulevard, Commerce, California 90040.

Item 2. Identity and Background

                  The Statement is being filed by John J. Lattanzio, a United States citizen, in his capacity as (i) an individual holder of Common Stock,
(ii) the controlling member of Lattanzio Group, L.L.C. ("LG"), a discretionary investment manager to managed accounts, and (iii) a discretionary investment manager of his minor child's investment account. Mr. Lattanzio is sometimes referred to herein as the "Reporting Person." The business office of the Reporting Person is located at 277 Park Avenue, 27th Floor, New York, NY 10172.

                  The shares of Common Stock which are the subject of this Statement are held directly by the managed accounts for which LG or the Reporting Person serves as discretionary investment manager (collectively, the "Managed Accounts") and by Mr. Lattanzio directly.

                  The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or

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administrative body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  The Managed Accounts and Mr. Lattanzio expended an aggregate of approximately $15,503,199.51 (including brokerage commissions, if any) to purchase the 1,249,200 shares of Common Stock held by them. The shares of Common Stock held by the Managed Accounts and Mr. Lattanzio may be held through margin accounts with brokers, which extend margin credit to the Managed Accounts and Mr. Lattanzio, as the case may be, as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in this margin account are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction

                  The purpose of the acquisition of the shares of Common Stock by the Reporting Person is for investment. The Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock at any time.

                  The Reporting Person is engaged in the investment business. In pursuing this business, the Reporting Person analyzes the operations, capital structure and markets of

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companies in which he invests,  including  the  Company,  on a continuous
basis  through  analysis  of  documentation   and  discussions  with
knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Person does not believe he possesses material inside information concerning the Company. From time to time, the Reporting Person may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate  to  one  or  more  of the transactions specified in clauses (a) through
(j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and
restructuring  the  company's   capitalization  or dividend policy.  However,
the Reporting Person does not intend to seek control of the Company or participate in the management of the Company.

                  Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  The Reporting Person may, at any time, review or reconsider his position with respect to the Company and formulate

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plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer (a)-(b) On the date of this
        Statement:

                   Mr. Lattanzio has beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 1,271,200 shares of Common Stock by virtue of his position as (i) an individual holder of Common Stock (318,500 shares of Common Stock or 1.42%),
(ii) the controlling member of LG (877,700 shares of Common Stock or 3.92%), and (iii) a discretionary investment manager of his minor child's investment account (75,000 shares of Common Stock or 0.33%). Such shares represent 5.68% of the issued and outstanding Common Stock. Mr. Lattanzio shares voting power and dispositive power with respect to the shares of the Common Stock under LG management with another individual that is the remaining managing member of LG.

                  The percentages used herein are calculated based upon the 22,389,730 shares of Common Stock stated to be issued and outstanding as of January 31, 1997, as reflected in the Company's amended Quarterly Report on Form 10-Q/A for the three months ended January 4, 1997.

                  (c) The trading dates, number of shares purchased or sold and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were completed through the New York Stock Exchange.


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                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Managed Accounts have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits

                  None.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 1997.





                                            /s/ John J. Lattanzio
                                            John J. Lattanzio





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                                                                     Schedule I

 Trade Date            # of Shares      Price Per Share    Commission Per Share

12/30/96                   2,000             11.4375                0.05
                          15,000             11.3417                0.05
                           2,000             11.3750                0.06
12/31/96                   8,000             11.2500                0.05
                           3,000             11.7500                0.06
  1/2/97                   1,000             11.7500                0.06
  1/3/97                   4,200             11.6250                0.06
                         (4,200)             11.6250                0.06
  1/6/97                 (2,100)             11.8750                0.05
  1/7/97                   1,000             12.0000                0.05
  1/9/97                   1,000             12.0000                0.05
 1/15/97                   1,000             11.6250                0.06
 1/16/97                 (5,000)             11.5000                0.05
                        (20,000)             11.5625                0.05
                           1,500             11.7500                0.06
                          10,000             11.7438                0.05
 1/17/97                   2,500             12.1250                0.05
                         (4,000)             12.1875                0.05
                          10,000             12.2500                0.05
                           3,000             12.2500                0.06
 1/20/97                 (2,000)             12.2500                0.05
  2/3/97                   1,000             11.8750                0.05
  2/5/97                   2,000             11.6250                0.06
  2/6/97                (15,000)             11.7500                0.06
                           (500)             11.7500                0.04
                           2,000             11.8750                0.06
  2/7/97                   1,000             12.2500                0.06
                           3,500             12.1250                0.05
 2/10/97                 (1,700)             12.3750                0.05
                           1,000             12.2500                0.06
                           1,500             12.2500                0.05
 2/11/97                   1,000             12.5000                0.05
 2/12/97                   3,500             12.4107                0.05
 2/13/97                 (2,000)             12.6250                0.05
                           2,500             12.6250                0.05
 2/14/97                   3,000             12.5000                0.06
                             800             12.5000                0.06
 2/18/97                 (9,100)             12.8750                0.06
                           5,000             13.0000                0.05
 2/19/97                 (2,000)             13.1250                0.05
                           1,000             13.0000                0.06
 2/20/97                   1,100             13.0000                0.05
 2/21/97                     500             12.6250                0.06
                             500             12.6250                0.05
 2/24/97                     600             12.3750                0.05
                           1,000             12.5000                0.05
 2/25/97                 (9,500)             12.2630                0.06
                           2,500             12.2500                0.06
                           1,000             12.2500                0.06


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2/26/97                (12,500)             12.3500                 0.06
                          4,500             12.3340                 0.06
                            600             12.2500                 0.06
                          1,000             12.3750                 0.06
2/27/97                   6,000             12.9792                 0.05
                          5,000             13.0000                 0.05
                         15,000             13.2313                 0.06
                         10,000             13.2313                 0.06
                         17,000             12.9010                 0.06
                          6,000             12.9583                 0.06
                         52,000             13.2313                 0.06
2/28/97                  10,000             14.4292                 0.06
                          5,000             14.0000                 0.06
                          8,000             13.9063                 0.05
                          5,000             14.0000                 0.05
                          5,000             14.4292                 0.06
                            100             13.7500                 0.06
 3/3/97                   9,200             14.6658                 0.06
 3/4/97                   6,000             14.7854                 0.06
                       (20,000)             14.7500                 0.06
                          3,500             14.5536                 0.05
 3/5/97                   2,500             14.3750                 0.06
                          7,500             14.3330                 0.06
 3/6/97                   2,000             14.1250                 0.05
                       (25,000)             14.5000                 0.05
 3/7/97                  15,000             13.6250                 0.06
                          9,000             13.8750                 0.07
                          1,000             13.7500                 0.07
                         10,000             13.6250                 0.07
                         10,000             13.7500                 0.07